                                                                    EXHIBIT 13.2


                             FEDERAL RESERVE SYSTEM
                              WASHINGTON, DC 20429


                                   FORM 10-QSB


                   QUARTERLY REPORT PURSUANT TO SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE QUARTER ENDED MARCH 31, 2001

                           FDIC CERTIFICATE NO. 34861



                            GATEWAY BANK & TRUST CO.
                (EXACT NAME OF BANK AS SPECIFIED IN ITS CHARTER)

                                 NORTH CAROLINA
                            (STATE OF INCORPORATION)


                                   56-2040581
                      (IRS EMPLOYER IDENTIFICATION NUMBER)

                             1145 NORTH ROAD STREET
                      ELIZABETH CITY, NORTH CAROLINA 27906
                          (ADDRESS OF PRINCIPAL OFFICE)

                                 (252) 334-1511
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                         SECURITIES REGISTERED PURSUANT
                          TO SECTION 12(G) OF THE ACT:

                          COMMON STOCK, $5.00 PAR VALUE

INDICATE BY CHECK MARK WHETHER THE BANK (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE BANK WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90
DAYS. YES [X]   NO [ ]

THE NUMBER OF SHARES OF THE REGISTRANT'S COMMON STOCK OUTSTANDING AS OF MARCH 31, 2001 WAS 1,621,792.



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
                                                                                                      Page No.
PART I.  FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS (UNAUDITED)

             Consolidated Balance Sheets
             March 31, 2001 and December 31, 2000..................................................       3

             Consolidated Statements of Operations
             Three Months Ended March 31, 2001 and 2000............................................       4

             Consolidated Statement of Changes in Stockholders' Equity
             Three Months Ended March 31, 2001 ....................................................       5

             Consolidated Statements of Cash Flows
             Three Months Ended March 31, 2001 and 2000............................................       6

             Notes to Consolidated Financial Statements............................................       7

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.....       8

PART II. OTHER INFORMATION

             Item 6. Exhibits and Reports on Form 8-K...............................................     10


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PART I. FINANCIAL INFORMATION
ITEM 1 - FINANCIAL STATEMENTS

                            GATEWAY BANK & TRUST CO.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                March 31,
                                                                                  2001            December 31,
                                                                              (Unaudited)              2000*
                                                                              -----------         ------------
                                                                                       (In Thousands)
ASSETS

Cash and due from banks                                                       $     1,302         $     1,053
Interest-bearing deposits with banks                                                4,384               5,247
Investment securities available for sale, at fair value                            22,337              21,998
Loans                                                                              87,893              75,921
Allowance for loan losses                                                          (1,172)             (1,028)
                                                                              -----------         -----------
                                                          NET LOANS                86,721              74,893

Accrued interest receivable                                                           835                 834
Stock in Federal Reserve Bank of Richmond, at cost                                    467                  --
Stock in Federal Home Loan Bank of Atlanta, at cost                                   425                 325
Bank premises and equipment                                                         3,932               3,950
Other assets                                                                        3,289               2,394
                                                                              -----------         -----------
                                                       TOTAL ASSETS           $   123,692         $   110,694
                                                                              ===========         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand                                                                     $     8,167         $     8,052
   Savings                                                                          2,166               1,919
   Money market and NOW                                                            15,344              20,760
   Time                                                                            73,203              59,561
                                                                              -----------         -----------
                                                     TOTAL DEPOSITS                98,880              90,292

Advances from Federal Home Loan Bank                                                8,500               6,500
Federal funds purchased                                                             2,001                  --
Accrued expenses and other liabilities                                                658                 461
                                                                              -----------         -----------
                                                  TOTAL LIABILITIES               110,039              97,253
                                                                              -----------         -----------
Stockholders' Equity
   Common stock, $5 par value, 6,000,000 shares
      authorized; 1,621,792 shares issued and outstanding                           8,109               8,109
   Additional paid-in capital                                                       7,470               7,470
   Accumulated deficit                                                             (2,346)             (2,476)
   Accumulated other comprehensive income                                             420                 338
                                                                              -----------         -----------
                                         TOTAL STOCKHOLDERS' EQUITY                13,653              13,441
                                                                              -----------         -----------
Commitments (Note B)
                                              TOTAL LIABILITIES AND
                                               STOCKHOLDERS' EQUITY           $   123,692         $   110,694
                                                                              ===========         ===========

* Derived from audited financial statements

See accompanying notes.


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

                            GATEWAY BANK & TRUST CO.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------

                                                                 Three months ended
                                                          ------------------------------
                                                           March 31,          March 31,
                                                             2001                2000
                                                          -----------        -----------
                                                                  (In Thousands,
                                                              except per share data)
INTEREST INCOME
   Interest and fees on loans                             $     1,814        $       752
   Interest-earning bank deposits                                  39                 96
   Interest on investment securities                              381                146
   Other                                                           15                  2
                                                          -----------        -----------
                     TOTAL INTEREST INCOME                      2,249                996
                                                          -----------        -----------
INTEREST EXPENSE
   Money market, NOW and savings deposits                         146                 82
   Time deposits                                                1,012                418
   Borrowings                                                     137                 31
                                                          -----------        -----------
                    TOTAL INTEREST EXPENSE                      1,295                531
                                                          -----------        -----------
                       NET INTEREST INCOME                        954                465

PROVISION FOR LOAN LOSSES                                         140                 94
                                                          -----------        -----------
                NET INTEREST INCOME AFTER
                 PROVISION FOR LOAN LOSSES                        814                371
                                                          -----------        -----------
NONINTEREST INCOME
   Service charges on deposit accounts                             82                 38
   Other service fee income                                        85                 20
   Insurance operations                                           287                191
   Brokerage operations                                           126                 40
   Other                                                           40                 53
                                                          -----------        -----------
                  TOTAL NONINTEREST INCOME                        620                342
                                                          -----------        -----------

NONINTEREST EXPENSE
   Personnel costs                                                730                452
   Occupancy and equipment                                        178                106
   Data processing fees                                            99                 53
   Other                                                          297                290
                                                          -----------        -----------
                 TOTAL NONINTEREST EXPENSE                      1,304                901
                                                          -----------        -----------
         INCOME (LOSS) BEFORE INCOME TAXES                        130               (188)

INCOME TAXES                                                       --                 --
                                                          -----------        -----------
                         NET INCOME (LOSS)                $       130        $      (188)
                                                          ===========        ===========
        NET INCOME (LOSS) PER COMMON SHARE                $      0.08        $     (0.17)
                                                          ===========        ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                  1,621,792          1,106,195
                                                          ===========        ===========


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                            GATEWAY BANK & TRUST CO.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (UNAUDITED)
--------------------------------------------------------------------------------


                                                                                                 Accumulated
                                      Common stock              Additional                          other
                                -------------------------        paid-in       Accumulated      comprehensive      Total
                                 Shares           Amount         capital         deficit        income (loss)      equity
                                ---------        --------      ----------      -----------      -------------     --------
                                                               (Dollars in thousands)
Balance at December 31,
   2000                         1,621,792        $  8,109        $  7,470        $ (2,476)        $    338        $ 13,441

Comprehensive income:
   Net income                          --              --              --             130               --             130
   Other comprehensive
     Income:
     Unrealized holding
     gains on available-
     for-sale securities               --              --              --              --               82              82
                                                                                                                  --------
Total comprehensive
   income                                                                                                              212
                                ---------        --------        --------        --------         --------        --------
Balance at March 31,
   2001                         1,621,792        $  8,109        $  7,470        $ (2,346)        $    420        $ 13,653
                                =========        ========        ========        ========         ========        ========



See accompanying notes.


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                            GATEWAY BANK & TRUST CO.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
--------------------------------------------------------------------------------


                                                                                Three months ended
                                                                           --------------------------
                                                                           March 31,        March 31,
                                                                             2001             2000
                                                                           ---------        ---------
                                                                                 (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                       $    130         $   (188)
   Adjustments to reconcile net income (loss) to net
      cash provided (used) by operating activities:
       Depreciation and amortization                                            105               50
       Provision for loan losses                                                140               94
       Gain on sale of assets                                                   (46)             (36)
       Change in assets and liabilities:
         Increase in accrued interest receivable                                 (1)            (192)
         Increase in other assets                                              (277)            (216)
         Increase (decrease) in accrued expenses and
            other liabilities                                                    10             (264)
                                                                           --------         --------
                                           NET CASH PROVIDED (USED)
                                            BY OPERATING ACTIVITIES              61             (752)
                                                                           --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase (decrease) in interest-bearing deposits with banks                  863           (4,230)
   Purchases of available for sale investment securities                     (3,581)          (7,888)
   Maturities, sales and calls of available for sale securities               3,568            1,829
   Net increase in loans from originations and repayments                   (11,968)          (8,216)
   Purchases of bank premises and equipment                                     (23)            (515)
   Purchase of FRB stock                                                       (467)              --
   Purchase of FHLB stock                                                      (100)             (75)
   Net cash received (paid) in branch and
     subsidiary acquisitions                                                   (600)          15,725
                                                                           --------         --------
                                                   NET CASH USED BY
                                               INVESTING ACTIVITIES         (12,308)          (3,370)
                                                                           --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in deposits                                                       8,588            3,448
   Net increase in FHLB advances                                              2,000              243
   Net increase in federal funds purchased                                    2,001               --
   Net repayments on other borrowings                                           (93)              --
                                                                           --------         --------
                                                  NET CASH PROVIDED
                                            BY FINANCING ACTIVITIES          12,496            3,691
                                                                           --------         --------
                                        NET INCREASE (DECREASE) IN
                                            CASH AND DUE FROM BANKS             249             (431)

CASH AND DUE FROM BANKS, BEGINNING                                            1,053            1,057
                                                                           --------         --------
                                                 CASH AND DUE FROM
                                                      BANKS, ENDING        $  1,302         $    626
                                                                           ========         ========



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                            GATEWAY BANK & TRUST CO.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A - BASIS OF PRESENTATION

In management's opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three month periods ended March 31, 2001 and 2000, in conformity with generally accepted accounting principles. Operating results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The organization and business of Gateway Bank & Trust Co. (the "Bank"), accounting policies followed by the Bank and other information are contained in the notes to the financial statements filed as part of the Bank's 2000 annual report on Form 10-KSB. This quarterly report should be read in conjunction with such annual report.


NOTE B - COMMITMENTS

At March 31, 2001, loan commitments are as follows (in thousands):

         Undisbursed lines of credit            $ 20,078,000


NOTE C - BUSINESS COMBINATION

On January 1, 2001, the Bank's insurance subsidiary, Gateway/Dowd & Twiddy Insurance Services, Inc., completed the acquisition of Fidelity Insurance, an independent insurance agency located in Plymouth, North Carolina. This transaction was accounted for as a purchase. A summary of the purchase price and the assets acquired is as follows.

         Purchase price:
             Portion paid in cash               $ 600,000
             Liabilities assumed                  109,529
                                                ---------

             Total purchase price               $ 709,529
                                                =========

         Assets acquired:
             Cash                               $  11,523
             Property and equipment                18,747
             Intangibles                          679,259
                                                ---------

             Total assets acquired              $ 709,529
                                                =========


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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
         OF OPERATIONS


This Quarterly Report on Form 10-QSB may contain certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services.

FINANCIAL CONDITION AT MARCH 31, 2001 AND DECEMBER 31, 2000

The Bank continued its pattern of strong growth during the first quarter of 2001, with total assets increasing by $13.0 million, or 11.7%, to $123.7 million at March 31, 2001. This growth was principally reflected in higher total loans, which increased by $12.0 million, or 15.8%, from $75.9 million at the beginning of the quarter to $87.9 million at the quarter's end. The increase in loans was comprised of increases of $8.6 million and $3.4 million, respectively, in commercial loans and construction loans - two areas of lending which the Bank targets. The Bank has maintained liquidity at an adequate level, as liquid assets, consisting of cash and due from banks, interest-earning deposits in other banks and investment securities available for sale, decreased by $275,000 to $28.0 million at March 31, 2001. The Bank became a member of the Federal Reserve System during the quarter, prompting an investment of $467,000 in stock of the Federal Reserve Bank of Richmond. In addition, the Bank added to its investment in stock of the Federal Home Loan Bank of Atlanta by $100,000, increasing its total investment to $425,000. Other assets increased by $895,000, principally as a result of goodwill of $679,000 recorded in January 2001 in connection with the successful acquisition by the Bank's insurance subsidiary, Gateway/Dowd & Twiddy Investment Services, Inc., of Fidelity Insurance in Plymouth, North Carolina, as the Bank continues to focus on insurance as a source of non-interest income.

Funding for the growth in assets and loans was provided principally by increases of $8.6 million, $2.0 million and $2.0 million, respectively, in deposit accounts, advances from the Federal Home Loan Bank and federal funds purchased. An increase of $13.6 million in time deposits was partially offset by a decrease of $5.4 million in money market and NOW accounts. This decrease in money market and NOW accounts resulted principally from customers moving balances to investments offered through Gateway Investment Services and to certificates of deposit to take advantage of the higher rates paid on such accounts as interest rates declined during the quarter.

The Bank reported its first quarterly profit of $130,000 for the three months ended March 31, 2001, which, in combination with an increase of $82,000 in accumulated other comprehensive resulting from unrealized securities gains, increased total stockholders' equity to $13.7 million. All capital ratios continue to place the Bank in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures.


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

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

Overview. The Bank reported its first quarterly profit for the three months ended March 31, 2001, having generated net income of $130,000 or $.08 per share. For the first quarter of 2000, the Bank generated a net loss of $188,000 or $.17 per share. This indicates that, while the Bank is still in the early stages of its growth and development, it has achieved a level of operations where revenues from interest income and non-interest sources exceeds interest expense and operating expenses.

Net Interest Income. Net interest income increased to $954,000 for the three months ended March 31, 2001, more than double the $465,000 earned for the same quarter in 2000. The primary factors contributing to the significant increase in net interest income include the overall increase in interest-earning assets during the year and a change in asset concentration whereby a larger percentage of interest-earning assets was concentrated in higher-yielding loans receivable. The average balance of interest-earning assets was $104.7 million during the current quarter, more than two times the $51.6 million for quarter ended March 31, 2000, with loans receivable representing 76% of total interest earning assets in 2001 as compared with 67% in 2000. The Bank's net interest margin increased slightly, to 3.66% for the current quarter as compared to 3.60% for the same quarter a year ago.

Provision for Loan Losses. The provision for loan losses for the current quarter was $140,000 as compared with $94,000 for the quarter ended March 31, 2000. The level of the loan loss provision in each period was principally affected by loan growth.

Non-Interest Income. Non-interest income increased to $620,000 for quarter ended March 31, 2001 as compared with $342,000 for the first quarter of 2000, an increase of $278,000. The Bank has actively pursued additional non-interest income sources outside of traditional banking operations, and the increase in non-interest income included increased income from insurance and brokerage operations of $96,000 and $86,000, respectively. Service charges on deposit accounts and other fee income increased by $44,000 and $65,000, respectively, principally as a result of the Bank's growth from period to period. Other non-interest income decreased from $53,000 for the three months ended March 31, 2000 to $40,000 for the three months ended March 31, 2001. Included in the total for the first quarter of 2000, however, were gains of $36,000 generated from the sale of certain assets received in the acquisition of the Bank's insurance subsidiary.

Non-Interest Expenses. Non-interest expenses totaled $1,304,000 for the three months ended March 31, 2001, an increase of $403,000 over the $901,000 reported for first quarter of 2000. Substantially all of this increase resulted from the Bank's growth and development, including the purchase of two branches in March of 2000, the purchase of Fidelity Insurance in January of 2001, and the opening of a new branch in August of 2000, increasing the number of full service banking locations from one to four. Personnel costs increased by $278,000 while the costs of occupancy and equipment, data processing and other non-interest expenses increased by $72,000, $46,000 and $7,000, respectively.


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

PART II.    OTHER INFORMATION

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K

            (a)  Exhibits.

                 None

            (b)  Reports on Form 8-K.

                 No reports on Form 8-K were filed by the Bank during the quarter ended March 31, 2001.


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                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                            GATEWAY BANK & TRUST CO.


Date: May 10, 2001      By: /s/ D. Ben Berry
                            ----------------------------------------------------
                            D. Ben Berry
                            President and Chief Executive Officer



Date: May 10, 2001      By: /s/ Mark A. Holmes
                            ----------------------------------------------------
                            Mark A. Holmes
                            Executive Vice President and Chief Financial Officer



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